

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 31, 2009

Via U.S. Mail and Fax +011 (81) 3 5156-0271
Mr. Kazuto Tsubouchi
Chief Financial Officer
NTT DoCoMo Inc.
Sanno Park Tower
11-1, Nagata-cho 2-chrome
Chiyoda-ku, Tokyo 100-6150
Japan

> **RE: NTT DoCoMo Inc.**
> **Form 20-F for the fiscal year ended March 31, 2008**
>
> **File No. 001-31221**

Dear Mr. Tsubouchi:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report filed on Form 20-F for the year ended March 31, 2008

<u>Item 15. Controls and Procedures, page 127</u>

1. In future filings, please include management's report on internal control over financial reporting and the report of your independent auditor on your internal control over financial reporting in the filing, instead of presenting these reports in the exhibits. We believe it is important to include these reports in Item 15 or in close proximity to your financial statements or management's discussion of operating results.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. The response should be uploaded to the EDGAR system. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Mr. Kazuto Tsubouchi
NTT DoCoMo Inc.
March 31, 2009
Page 3

       You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

       Sincerely,

       Larry Spirgel
       Assistant Director